                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                       Electronics Boutique Holdings Corp.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   286045 10 9
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/ Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 286045 10 9                                       Schedule 13G

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Dresdner RCM Global Investors LLC  94-3244780

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  / /            (b)  /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER             1,079,000

6    SHARED VOTING POWER           -0-

7    SOLE DISPOSITIVE POWER        1,281,000

8    SHARED DISPOSITIVE POWER      -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,281,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.35%

12   TYPE OF REPORTING PERSON

          IA,OO

CUSIP No. 286045 10 9                                       Schedule 13G

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Dresdner RCM Global Investors
            US Holdings LLC  94-3244780

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  / /             (b)  /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER             1,079,000

6    SHARED VOTING POWER           -0-

7    SOLE DISPOSITIVE POWER        1,281,000

8    SHARED DISPOSITIVE POWER      -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,281,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.35%

12   TYPE OF REPORTING PERSON

          OO, HC

CUSIP No. 286045 10 9                                       Schedule 13G

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Dresdner Bank AG  13-2722082

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  /  /          (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Frankfurt, Germany

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER             1,097,000

6    SHARED VOTING POWER           -0-

7    SOLE DISPOSITIVE POWER        1,299,000

8    SHARED DISPOSITIVE POWER      -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,299,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.44%

12   TYPE OF REPORTING PERSON

          BK,HC

Item 1(a) Name of Issuer:

     Electronics Boutique Holdings Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

     103 Foulk Road
     Suite 202
     Wilmington, DE  19803

Item 2(a) Name of Person Filing:

     (i)    Dresdner RCM Global Investors LLC
     (ii)   Dresdner RCM Global Investors US Holdings LLC
     (iii)  Dresdner Bank AG

Item 2(b) Address of Principal Business Office or, if none, Residence:

     (i)    Four Embarcadero Center
            San Francisco, California  94111

     (ii)   Four Embarcadero Center
            San Francisco, California  94111

     (iii)  Jurgen-Ponto-Platz 1
            60301 Frankfurt, Germany

Item 2(c) Citizenship:

     Dresdner RCM Global Investors LLC - Delaware
     Dresdner RCM Global Investors
       US Holdings LLC - Delaware
     Dresdner Bank AG - Frankfurt, Germany

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     286045 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (iii)(g)  /X/  A parent holding company or control person in accordance with
     Section 240.13d-1(b)(1)(ii)(E) and Section 240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date her the reporting person has ceased to be the beneficial owner of more than fiv percent of the class of securities, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Exhibit A.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999

By /s/ Susan C. Gause
   Susan C. Gause
   In her capacity as
   Chief Operating Officer
   of Dresdner RCM Global
   Investors LLC, Chief
   Operating Officer of
   Dresdner RCM Global
   Investors US Holdings LLC,
   and as Attorney-In-Fact
   for Dresdner Bank AG

EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser and a wholly owned subsidiary of Dresdner RCM US Holdings LLC ("DRCM Holdings"). Dresdner RCM Holdings, a Delaware Limited Liability Company, is a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is an international banking organization headquartered in Frankfurt, Germany.

Dresdner RCM has filed this Schedule 13G pursuant to Section 240.13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 (the "Act"). DRCM Holdings and Dresdner have filed this Schedule 13G pursuant to Section 240.13d-
(b)(1)(ii)(G) of the Act.

Dresdner RCM, DRCM Holdings and Dresdner are filing a joint statement on
Schedule 13G under the Act in connection with the common stock of Electronics Boutique Holdings Corp.

Dresdner RCM, DRCM Holdings and Dresdner are each responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

February 12, 1999

By /s/ Susan C. Gause
   Susan C. Gause
   In her capacity as
   Chief Operating Officer
   of Dresdner RCM Global
   Investors LLC, Chief
   Operating Officer of
   Dresdner RCM Global
   Investors US Holdings LLC,
   and as Attorney-In-Fact
   for Dresdner Bank AG

EXHIBIT B

                                POWER OF ATTORNEY

Dresdner Bank AG, a bank incorporated under the Laws of the Federal Republic of Germany, having its principal office at Jurgen-Ponto-Platz 1, Frankfurt am Main, Germany hereby authorizes

                                William L. Price,
                                 Susan C. Gause,
                           Kenneth B. Weeman, Jr., or
                                Timothy B. Parker

each of them individually as attorney-in-fact and agent, to represent, sign, and deliver on behalf of Dresdner Bank AG, Frankfurt am Main, Schedule 13D,
Schedule 13G or Form 13F under the Securities Exchange Act of 1934, as applicable, and all such other documents and make such other declarations as the attorney-in-fact shall deem appropriate in connection with the filing of such schedules and documents with the U.S. Securities and Exchange Commission (the "SEC") or with any other necessary person or entity, and to complete such schedules or documents and to make such statements or do such acts as are necessary to effect such filing. This Power of Attorney includes the power to effect such filing on EDGAR, the SEC's Electronic Data Gathering, Analysis, and Retrieval system. This Power of Attorney is valid for any acts required to effect the above-mentioned filings and will remain valid until being revoked by Dresdner Bank AG in writing.

Frankfurt am Main, January 29, 1999

                     Dresdner Bank AG

By:  /s/ Alfred Schulze
     Alfred Schulze
     Title:  Senior Manager

By:  /s/ Dr. Reinhard Preusche
     Dr. Reinhard Preusche
     Title: General Manager